Exhibit 99.1

21Vianet Group, Inc. Filed Its Annual Report on Form 20-F

March 27, 2019

BEIJING, March 28, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it has filed its annual report containing its audited consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on March 27, 2019 Eastern Time. The annual report can be accessed on 21Vianet’s investor relations website at http://ir.21vianet.com/. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon request.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.